U.S. Securities and Exchange Commission
                             Washington, DC 20549


                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                          VERIZON COMMUNICATIONS, INC.
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2.  Name of the person relying on exemption:

     ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, JOHN M. BRENNAN,
   JACK K. COHEN, EILEEN T. LAWRENCE, ROBERT G. GAGLIONE, PAMELA M. HARRISON,
             JOHN W. HYLAND, DONALD R. KAUFMAN, CHARLES F. SCHALCH,
         DAVID J. SIMMONS, THOMAS M. STEED AND JOHN L. STUDEBAKER
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3.  Address of the person relying on exemption:

             P.O. BOX 33, COLD SPRING HARBOR, NEW YORK   11724
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4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):


Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
______________________________________________________________________________
Phone: (631) 367-3067                        Web Site: www.belltelretirees.org
Fax: (631) 367-1190                    E-mail: association@belltelretirees.org
Hotline: 1-800-262-9222

                         April 2014

                         DEAR FELLOW VERIZON SHAREHOLDER:

President and
Executive Director       We urge you to vote FOR two items on Verizon's proxy
C. William Jones         card for the upcoming Annual Meeting, scheduled for
(410) 310-8533           May 1 in Phoenix, Arizona.

Senior Staff Manager
Christina M. Kruger      ITEM 7: VOTE FOR THE "SEVERANCE APPROVAL POLICY"
(631) 367-3067           FOR EXCESSIVE GOLDEN PARACHUTES

BOARD OF DIRECTORS       While we support generous performance-based pay, we
                         believe that requiring shareholder approval of "golden
                         parachute" severance packages with a total cost
Officers                 exceeding 2.99 times an executive's base salary plus
John M. Brennan          target bonus is a prudent policy that will better
Chairman of the Board    align compensation with shareholder interests.
(201) 666-8174
                         According to the 2014 Proxy Statement (page 54), if
Jack K. Cohen            CEO Lowell McAdam is terminated without cause
Executive Vice President following a change of control, he would receive an
(914) 245-3129           estimated $37.1 million in termiantion payments,
                         MORE THAN 7.1 TIMES his 2013 base salary plus target
Eileen T. Lawrence       short-term bonus.  He would also receive an estimated
Chief Financial Officer  $37.1 million due to disability or death.  Even if he
(718) 229-6078           voluntarily retires, he would receive an estimated
                         termination payout of $21.9 million.
Robert G. Gaglione
Treasurer                Likewise, CFO Shammo and Executive Vice President Mead
(516) 676-0937           would receive an estimated $9.3 and $10.7 million,
                         respectively - MORE THAN 5.7 TIMES their base salary
Pamela M. Harrison       plus target short-term bonus (Proxy, page 54).  They
Secretary &              would receive the same payout for termination due to
V.P. Union Relations     Retirement, death or disability.
(845) 225-6497
                         These estimated termination payments are in addition to
Directors                compensation that is earned prior to termination,
John W. Hyland           including pension savings plans, deferred compensation
(845) 278-9115           plans, and executive life insurance benefits, which
                         each pay out millions more.
Donald R. Kaufmann
(610) 687-1363           A decade ago, after a shareholder proposal on Golden
                         Parachutes sponsored by our Association received
Charles F. Schalch       support from 59% of the shares voted, Verizon adopted a
(610) 399-3626           policy to seek shareholder approval for severance with
                         a "cash value" in excess of 2.99 times salary plus
David J. Simmonds        target bonus.  But this left a loophole, in our view:
(732) 636-4847           The Company policy excludes the value of the
                         accelerated vesting of performance shares (PSUs) and of
Thomas M. Steed          restricted stock (RSUs), including accrued dividends,
(845) 457-9848           from the total cost calculation that would trigger the
                         need for shareholder ratification (2014 Proxy, page
John L. Studebaker       41).
(610) 296-0281
                         Because PSUs and RSUs are not vested or earned prior
Board Member Emeritus    to termination, they are disclosed as termination
Louis Miano              payments in the Proxy.  If a senior executive
                         terminates after a "change in control," all
Board Member Emeritus    outstanding PSUs immediately "vest at target level"
Robert A. Rehm           (Proxy at page 41 and 54).  Had the executive not
                         terminated, the PSUs would not have vested or paid out until the end of the

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                         performance period (up to 3 years later) - and could
                         potentially have been worthless if performance compared badly to the Dow Peer index and free cash flow metric used by the Board.

                         For example, if CEO McAdam terminated next month after a change in control, the PSU grant for the 2013-2015 performance cycle would vest at the "target" level ($5.625 million) regardless of the company's performance. The RSUs ($3.75 million grant value) would also immediately vest, with the payout based on the price of Verizon's stock at the end of the performance period (Proxy, page 43).

                         Ironically, the value of the accelerated awards set out in the proxy (and cited above) would be substantially higher if termation occurred on a date other than December 31, which is the date that PSU and RSU equity grants made for the earliest three-year performance cycle would fully vest and thus are not counted in calculating the value of "future" severance awards (Proxy, p. 54).

                         We believe our Company's severance approval policy should be updated to include the TOTAL COST of termination payments, including the estimated value of accelerated vesting of RSUs and PSUs that otherwise would not have been earned or vested until after the executive's termination.

                         ITEM 4: VOTE FOR THE "PROXY ACCESS BYLAW" FOR SHAREHOLDER DIRECTOR NOMINATIONS

                         This proposed Bylaw amendment is supported by Verizon's Board and will implement the shareholder proposal that I submitted last year, with the support of the Association. It was approved by 53% of the company's shares voting for or against at the 2013 Annual Meeting.

                         The proposal allows large, long-term shareholders, or a group of shareholders, to nominate candidates for Election to the Board and lets shareholders vote for those candidates on the company's proxy card. It would establish the same strict 3% ownership and 3-year eligibility thresholds recommended by the Securities and Exchange Commission (SEC.) The proposal also provides that the number of shareholder-nominated candidates cannot exceed 20% of the number of directors then serving.

                         This modest new policy promises to add some competition and choice to director elections. Thanks to the Association's effort, Verizon is poised to become the first Fortune 100 company to adopt this policy based on a majority vote for a shareholder proposal that was opposed by the Company. We are pleased the Board has reversed its position - and we hope you will vote for ratification.

                         PLEASE VOTE YOUR PROXY CARD FOR ITEMS 4 AND 7.

                         Sincerely yours,

                         /s/ Bill

                         C. William Jones
                         President & Executive Director

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The cost of this letter is being borne entirely by the Association of BellTel
Retirees Inc. This is not a solicitation. Please DO NOT send your proxy card to the Association.
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